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ᴊE COMMISSION

Washington, D. C 20549 **SEC**

Mail Processing

ANNUAL AUDITED REPORT

FORM X-17A-5/A Section

PART III MAR 02 2015

Washington DC


Amendment

FACING PAGE 404

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-46726

REPORT FOR THE PERIOD BEGINNING _____ 01-Jan-14 _____ AND ENDING _____ 31-Dec-14 _____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cahn Capital Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

820 Second Avenue- Suite 13C

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Cahn   **212-355-0297**

(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC

(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

cM

3/10/15

OATH OR AFFIRMATION

I, __Stewart Cahn__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Cahn Capital Corporation__ , as of
__December 31, 2014__ , are true and correct, I further swear (or affirm)
that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

Notary Public

Signature

President

Title

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
Cahn Capital Corp.

We have audited the accompanying financial statements of Cahn Capital Corp., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cahn Capital Corp. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates LLC
Monmouth Beach, New Jersey
February 17, 2015

Cahn Capital Corp.
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash	$16,413
Total Current Assets	$16,413
Other asset:	
Security deposit	6,912
Total Assets	$23,325

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$177
Total Current Liabilities	$177
Shareholder's Equity:	
Common stock: 200 shares authorized at $50 par value	
20 shares issued and outstanding	$1,000
Additional paid in capital	241,350
Retained deficit	(219,202)
Shareholder's equity	23,148
Total Liabilities & Shareholder's Equity	$23,325

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Operations
For the Year Ended December 31, 2014

Revenues	$82,078
General and administrative expenses:	
Salary expense	$27,542
Rent expense	41,472
Insurance expense	2,306
Professional fees	6,050
General administration	12,515
Total general and administrative expenses	89,885
Net loss before income tax provision	($7,807)
Provision for income taxes	0
Net loss	($7,807)

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net loss	($7,807)
Changes in other operating assets and liabilities:	
Accounts payable & accrued expenses	22
Net cash used by operations	($7,785)
Net decrease in cash during the fiscal year	($7,785)
Cash at December 31, 2013	24,198
Cash at December 31, 2014	$16,413
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Cahn Capital Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Shares	Common Value	Paid in Capital	Retained Deficit	Total Equity
Balance at December 31, 2013	200	$1,000	$241,350	($211,395)	$30,955
Net loss				(7,807)	(7,807)
Balance at December 31, 2014	200	$1,000	$241,350	($219,202)	$23,148

Please see the notes to the financial statements.

Cahn Capital Corp.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Cahn Capital Corp. (the Company) is a privately held corporation formed in New York in 1990 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to advise corporations in the raising of senior debt, subordinated debt, equity. The Company provides investment banking services to clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Investment banking revenues and related fees are recorded when all contractual services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Shareholder's equity	$23,148

DEBITS:
Non-allowable assets:

Security deposit	(6,912)
NET CAPITAL	$16,236
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$16,236
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$11,236
AGGREGATE INDEBTEDNESS:	$177
AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.09%
Excess net capital previously reported on Form X-17A-5	$11,236
Less adjustment	0
Excess net capital per audited report	$11,236

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.


Cahn Capital Corp.

W. STEWART CAHN
President

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Cahn Capital Corp. is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(1)(iii) of SEC Rule 15c3-3 (the "exemption provisions").

Cahn Capital Corp. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which does not hold funds or securities for, or owe money or securities to, customers.

Thank you,

W. Stewart Cahn
President

820 SECOND AVENUE • 2ND FLOOR • NEW YORK, N.Y. 10017-4504 • OFFICE (212) 355-0297 • FAX: (212) 355-0562
CORPORATE FINANCE   INVESTMENT BANKING
MEMBER FINRA • S.I.P.C.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Cahn Capital Corp. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(i) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 17, 2015